
September 14, 2022

Paul Carbone
Chief Financial Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, TX 78735

> **Re: YETI Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2022**
> **Filed February 28, 2002**
> **File No. 001-38713**

Dear Mr. Carbone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations
Gross profit, page 32

1. We note your disclosure which states your DTC channel generally generates higher gross margins than your wholesale channel. We further note your statements regarding your 2nd fiscal quarter of 2022, where growth in net sales from your wholesale channel outpaced your DTC channels as compared to the same period last year. As your gross margin rate decreased from 58.5% to 52.2% from the prior year quarter, please explain to us and revise to disclose how gross profit was impacted from the the shift to lower margin sales from the wholesale channel relative to sales from the DTC channel. Refer to Item 303(b)(2)(ii) of Regulation S-K for guidance.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Kevin Stertzel at (202) 551-3723 or Jean Yu at (202) 551-3305 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing